UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Montana Technologies Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

612160101

(CUSIP Number)

Patrick Eilers

C/O Montana Technologies Corporation

34361 Innovation Drive

Ronan, MT 59864

312-961-6605

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 612160101	13D	Page 2 of 10 Pages

1	Names of Reporting Persons Patrick C. Eilers
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,808,279
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,808,279
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,808,279
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.0%
14	Type of Reporting Person IN

CUSIP No. 612160101	13D	Page 3 of 10 Pages

1	Names of Reporting Persons Transition Equity Partners, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,808,279
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,808,279
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,808,279
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 612160101	13D	Page 4 of 10 Pages

1	Names of Reporting Persons TEP Montana, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,980,310
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,980,310
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,980,310
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 612160101	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “ Class A Common Stock”), of Montana Technologies Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 34361 Innovation Drive, Ronan, MT 59864.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Patrick C. Eilers

Transition Equity Partners, LLC (“TEP”)

TEP Montana, LLC (“TEP Montana”)

Each of TEP and TEP Montana is organized under the laws of the State of Delaware. Mr. Eilers is a citizen of the United States.

The principal business address for TEP is 58 Indian Hill Rd., Winnetka, IL 60093. The principal business address for each of Mr. Eilers and TEP Montana is c/o Montana Technologies Corporation, 34361 Innovation Drive, Ronan, MT 59864.

The present principal occupation of Mr. Eilers is director of the Issuer. TEP Montana was principally formed for the purpose of investing in securities. TEP is the managing member of TEP Montana and one of the managing members of the Sponsor (as defined below).

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 612160101	13D	Page 6 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by TEP Montana. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), TEP Montana received 6,950,899 shares of Class A Common Stock. Immediately following the acquisition, TEP Montana disposed of 2,970,589 shares through a pro-rata distribution to its members for no consideration.

Upon consummation of the Business Combination, XDPI Sponsor II LLC, a Delaware limited liability company (the “Sponsor”) received 6,827,969 shares of Class A Common Stock as a result of an automatic conversion of the Founder Shares (as defined below).

Item 4.	Purpose of Transaction.

Business Combination

On March 14, 2024 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated as of June 5, 2023 and as amended on February 5, 2024 (as so amended, the “Merger Agreement”), by and among Power & Digital Infrastructure Acquisition II Corp., a Delaware corporation (“XPDB”), XPDB Merger Sub, LLC, a Delaware limited liability company, and the wholly owned subsidiary of XPDB (“Merger Sub”) and Montana Technologies LLC, a Delaware limited liability company (“Legacy Montana”), Merger Sub merged with and into Legacy Montana (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Legacy Montana surviving the Merger as a wholly owned subsidiary of XPDB. XPDB was renamed on the Closing Date to “Montana Technologies Corporation.”

As a result of the Business Combination, (i) each holder of Legacy Montana Class B common units and Class C common units was issued shares of Class A Common Stock of the Issuer, with a $10.00 value ascribed to each such share and which will entitle the holder to one vote per share on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise, (ii) the holder of Legacy Montana Class A common units was issued shares of Class B common stock, par value $0.0001 of the Issuer (the “Class B Common Stock”), with a $10.00 value ascribed to each such share and which will entitle the holder to one vote per share on all matters submitted to a vote of the holders of Class B Common Stock, whether voting separately as a class or otherwise, and (iii) each holder of Legacy Montana stock options were issued stock options of the Issuer with substantially similar terms. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to the transfer agent of the Issuer. The Class B Common Stock will automatically convert into Class A Common Stock at the earliest of (1) the date that is seven years from the effective date of the Issuer’s Second Amended and Restated Certificate of Incorporation (the “Charter”) and (2) the first date on which the permitted holders of Class B Common Stock cease to own, in the aggregate, at least 33.0% of the number of Class B Common Stock issued following the effectiveness of the Charter, as equitably adjusted to reflect any stock splits, reverse stock splits, stock dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction.

CUSIP No. 612160101	13D	Page 7 of 10 Pages

Certain Legacy Montana equityholders, including TEP Montana, will have the right to receive additional equity consideration (in each case, in accordance with their respective pro rata share) in the form of shares of Class A Common Stock, with a $10.00 value ascribed to each share (the “Earnout Shares”), upon full completion of construction and operational viability (including all permitting, regulatory approvals and necessary or useful inspections) of new production capacity of the Issuer’s key components or assemblies based solely on demand from bona fide customer commitments evidenced by binding contracts (or in the discretion of a majority of the independent members of the board of directors of the Issuer (the “Board”), a non-binding letter of intent or indication of interest or similar writing that is substantially likely to become a binding contract) with a known price or pricing formula that exceeds a level of production capacity that is expected to generate Annualized EBITDA (as defined in the Merger Agreement) of more than $150,000,000 (the “Threshold Annualized EBITDA”), which shall be determined by a majority of the independent members of the Board in their sole discretion, equal to (i) the ratio of (x) (1) the Annualized EBITDA that is expected from such new production capacity (the “Expected Annualized EBITDA”) less (2) (A) the Threshold Annualized EBITDA plus (B) all previously Expected Annualized EBITDA amounts associated with previous new production capacities for which previous earnouts were achieved, divided by (y) $150,000,000 multiplied by (ii) $200,000,000, provided that the aggregate Expected Annualized EBITDA shall not exceed $300,000,000. The maximum value of the Earnout Shares will be capped at $200 million and the ability to receive Earnout Shares will expire on the fifth anniversary of the Closing Date.

Registration Rights Agreement

On the Closing Date, the Issuer and certain investors of the Issuer, including TEP Montana and the Sponsor, entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time (the “Registrable Securities”), and agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. Pursuant to the Registration Rights Agreement, the Issuer will file a shelf registration statement registering the resale of the Registrable Securities within 30 days after the execution of the Registration Rights Agreement. At any time and from time to time when an effective shelf registration is on file with the Securities and Exchange Commission (the “SEC”), certain investors may request to sell all or any portion of their Registrable Securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $25.0 million. The Issuer will be responsible for certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Lock-Up Agreements

On the Closing Date, the Issuer, the Sponsor, former independent directors of XPDB and certain investors of the Issuer entered into lock-up agreements, (each, the “Lock-Up Agreement”), pursuant to which the parties will, subject to certain limitations, be subject to restrictions on transfer with respect to shares of Class A Common Stock and securities convertible into, or exercisable or exchangeable for, shares of Class A Common Stock for a period beginning on the Closing Date and ending on the date that is six months after the completion of the Business Combination.

CUSIP No. 612160101	13D	Page 8 of 10 Pages

The foregoing descriptions of the Registration Rights Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Founder Shares

On the Closing Date, the Sponsor acquired 6,827,969 shares of Class A Common Stock upon the automatic conversion of 6,827,969 shares of Class B common stock of XPDB (the “Founder Shares”). The Sponsor originally acquired 7,187,500 Founder Shares prior to XPDB’s initial public offering for aggregate consideration of $25,000, but forfeited for no consideration 269,531 Founder Shares in connection with the closing of the Business Combination.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Eilers in his capacity as a director of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 612160101	13D	Page 9 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 49,063,770 shares of Class A Common Stock outstanding following completion of the Business Combination.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Patrick C. Eilers	10,808,279	22.0%	0	10,808,279	0	10,808,279
Transition Equity Partners, LLC	10,808,279	22.0%	0	10,808,279	0	10,808,279
TEP Montana, LLC	3,980,310	8.1%	0	3,980,310	0	3,980,310

The amounts reflected in the table above consist of (i) 6,827,969 shares of Class A Common Stock held of record by the Sponsor and (ii) 3,980,310 shares of Class A Common Stock held of record by TEP Montana.

The Sponsor is controlled by its managing members, TEP and XMS XPDI Sponsor II Holdings LLC, a Delaware limited liability company.

Mr. Eilers is the managing partner of TEP, which is (i) the managing member of TEP Montana and (ii) one of the managing members of the Sponsor. As a result, Mr. Eilers may be deemed to share beneficial ownership over the securities held by TEP Montana and the Sponsor, but he disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(c)	Except as set forth in Items 3 and 4 above, during the past 60 days, none of the Reporting Persons have effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Amended and Restated Registration Rights Agreement, dated as of March 14, 2024, by and among Montana Technologies Corporation and the holders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 20, 2024).
3	Lock-Up Agreement.

CUSIP No. 612160101	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2024

Patrick C. Eilers

/s/ Patrick C. Eilers

Transition Equity Partners, LLC

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Partner

TEP Montana, LLC

By:	/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Managing Partner